UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File No. 000-30942

STREAM COMMUNICATIONS NETWORK & MEDIA INC.
(Translation of registrant's name into English)

Suite 1400-400 Burrard Street, Vancouver, BC V6C 3G2.
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SUBMITTED HEREWITH
Exhibits

News release dated February 19, 2008 regarding an interim closing of the sale of a majority interest in the Company's wholly owned Polish subsidiary, Stream Communications Sp. Z o.o to Penta Investments Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Date: February 19, 2008

/s/ Jan S. Rynkiewicz
__________________________________
Jan S. Rynkiewicz
President, Chief Executive Officer and Director